SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Corporate Taxpayer ID (CNPJ/MF): 42.150.391/0001-70
Publicly Held Company

NOTICE TO THE MARKET

Braskem S.A. (“Braskem”), complementing the Notice to Shareholders disclosed on December 27, 2010, hereby announces to the market that the period for exercising the withdrawal rights regarding the merger of the shares of Quattor Petroquímica S.A. (“Quattor Petroquímica”) by Braskem, approved at the Extraordinary Shareholders’ Meeting held on December 27, 2010 (“Merger of Shares”) expired on January 27, 2011, and no shareholder exercised said right. In accordance with articles 230 and 137 of Law 6,404/76 (“Brazilian Law of Corporations”), Braskem announces that no shareholders’ meeting will be convened to reconsider the Merger of Shares.

Consequent to the Merger of Shares, the shareholders of Quattor Petroquímica will be allotted 0.300571316385725 class “A” preferred shares issued by BRASKEM for each common or preferred share issued by Quattor Petroquímica.

The common and preferred shares of Quattor Petroquímica traded under the ticker of Quattor Petroquímica (SZPQ3; SZPQ4) will be traded under the ticker of Braskem’s class “A” preferred shares (BRKM5) starting January 31, 2011.

Fractions of Braskem shares resulting from the replacement of each shareholding position of Quattor Petroquímica will be grouped into whole numbers of shares and sold at auctions on the BM&FBOVESPA, with the proceeds being made available to the respective shareholders after the financial settlement of the shares sold in the auctions. The initial date of the auctions and the term for payment of the amounts obtained will be announced opportunely.

Further information can be obtained from Braskem’s Investor Relations Department, at telephone +55 (11) 3576-9531 or e-mail braskem-ri@braskem.com.br.

São Paulo, January 28, 2011

Marcela Aparecida Drehmer Andrade

Investor Relations Officer

Braskem S.A.

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.